SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                             For 28 March 2006


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



Bank of Ireland Pre-Close Trading Statement 28 March 2006

"Our growth and investment strategies are delivering results in building strong volume and profit momentum and we will report an excellent performance for the Group for this year. We look forward with confidence and believe this momentum will continue next year."

Brian J Goggin, Group Chief Executive


Introduction

Bank of Ireland will be holding briefings with analysts and investors ahead of its close period for the year to 31 March 2006. This statement sets out the information that will be covered in those briefings. John O'Donovan, Group Chief Financial Officer, will host a conference call at 8.30 am GMT today, 28 March 2006. Conference call details are outlined below.

The Pre-Close Trading Statement reflects some organisational changes made to further streamline the management and reporting of our activities in the UK:

   - Post Office Financial Services (POFS) was transferred from Group and Central to our UK Financial Services (UKFS) Division.
   - First Rate Enterprises Limited (FRE) was transferred from our Wholesale Division.

     -  The principal component of this business, First Rate Travel Services
        (FRTS), our personal foreign exchange travel service joint venture with the UK Post Office, was transferred to our UKFS Division.
     - The remaining FRE business was transferred to Retail Republic of Ireland.

Restated divisional slides covering the six month periods to 30 September 2004, 30 September 2005 and the 12 month period to 31 March 2005 can be viewed on the Bank of Ireland website at: www.bankofireland.ie/investor.

Comments in this statement are based on expected outturn for the year to 31 March 2006 compared to our pro-forma IFRS re-stated results to 31 March 2005 as contained in our IFRS Transition Documentation released to the market on 27 September 2005, and updated where appropriate as set out in the re-stated divisional slides to reflect the organisational changes as outlined above.

Overview

Bank of Ireland has continued to make excellent progress in the second half of the year to 31 March 2006 and expects to deliver a strong performance for the full year with our growth and investment strategies delivering results across the Group. We expect to report a strong performance in our Wholesale Division and excellent results in the Republic of Ireland from our Retail and Life Divisions. The performance in our UKFS Division, excluding the impacts of the organisational changes referred to above and the gain on the disposal of the Bristol & West branch network, is expected to be largely in line with last year as our restructuring and investment programme nears completion and we look forward to profit growth next year as we continue to build strong volume growth. We have broadened our activities in our Asset Management Division through the acquisition of Guggenheim Alternative Asset Management, a hedge fund of funds manager. Our Group Strategic Transformation Programme is ahead of target in the current year. Our capital position is robust and our asset quality remains excellent.

Group performance is being driven by the excellent execution of strategy against a backdrop of strongly performing economies.

Excluding the effect of non-core items(1) we expect underlying Earnings Per Share (EPS) to grow by circa 15% compared to the pro-forma IFRS underlying EPS at 31 March 2005 of 102.3c as contained in our IFRS Transition Documentation.

Group

We expect total Group income to grow by approximately 7% driven by strong volume growth across the Group and partially offset by margin decline of circa 20bps. The drivers of margin attrition as previously advised are balance sheet structure, the low interest rate environment and its impact on liability spreads, product mix and to a lesser extent back-book re-pricing of our UK mortgage book which is now complete together with the impact in the current fiscal year of the sale of the Bristol & West deposit book.

Cost growth is well contained and we expect an increase of circa 3% for the year. Asset quality remains excellent in the continuing benign environment and we expect a basis points loan loss charge for the year similar to that in the first half of the year.

Retail Republic of Ireland

Retail Republic of Ireland has performed strongly. We continue to build strength at the front-line through our Customer Programme "Changing for You" and support this with efficiencies and cost savings that are being delivered by the Strategic Transformation Programme. Profit growth of circa 18% is expected with strong growth in loans and resources.

Bank of Ireland Life

Bank of Ireland Life is expected to deliver very strong results for the year with PBT growth in excess of 60% and operating profit(2) growth of circa 40%. This operating performance is being driven by excellent new business volume, improving operational efficiency and tight cost control.

Wholesale Financial Services

Profit growth for the Division of circa 15% is expected, driven by the excellent performance of our Corporate Banking business. We have continued to grow our domestic franchise and to invest in our international corporate banking activities with the opening of offices in Paris and Frankfurt together with the strengthening of our teams in the UK and the US. Asset quality remains excellent in the continuing benign credit environment. The other businesses in the Division, Global Markets, Davy and IBI Corporate Finance, continued to perform well during the year.

UK Financial Services

The UKFS Division now comprises: Mortgages; Business Banking; and Consumer Financial Services, the latter representing a grouping of all our businesses with the UK Post Office, i.e. our 50% share of FRTS and POFS. Including the impact of the transfer of these businesses into the Division and excluding the gain on the disposal of the Bristol & West branch network (GBP124m), we expect a profit increase of circa 5% for the year. Excluding the impact of these two factors, we expect profit to be in line with last year.

Asset Management Division

Fund outflows from BIAM continued, but at a slower pace, with funds under management at the year-end expected to be in the order of EUR45bn compared to EUR44bn on 30 September 2005 and EUR46.9bn on 31 March 2005. The other businesses in the division continued to perform well. We expect profit from the Asset Management Division to be down by circa 30% over the period in line with guidance. On 31 January 2006 we acquired 71.5% of Guggenheim Alternative Asset Management.

Strategic Transformation Programme

The benefits from the Strategic Transformation Programme are gaining momentum and we expect to deliver cost savings in the current year ahead of target.

Ends.


Contact details:


John O'Donovan      Group Chief Financial Officer                +353 1 632 2054
Geraldine Deighan   Head of Group Investor Relations             +353 1 604 3501
Frank Ryan Group    Financial Controller                         +353 1 604 3503
Dan Loughrey        Head of Group Corporate Communications       +353 1 604 3833




Conference Call Dial-in Details:


Republic of Ireland:                   (01) 247 5166
International:                    + 44 (0) 1452 560 210


Replay facility:

30 minutes after the conference call, a dial-in replay facility will be available by dialling:

Tel: +44 (0) 1452 55 00 00

Access number: 6358090#

This facility will be available until 4th April 2006.

In addition, a recording of the call will be available at noon on 28 March 2006 on our website: www.bankofireland.ie/investor

Forward Looking Statement

This statement contains certain forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995 with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance and the markets in which it operates. Because such statements are inherently subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include but are not limited to risks and uncertainties relating to profitability targets, prevailing interest rates, the performance of the Irish and UK economies and the international capital markets, the Group's ability to expand certain of its activities, competition, the Group's ability to address information technology issues and the availability of funding sources. The Bank of Ireland Group does not undertake to release publicly any revision to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.

-------
(1) Non-core items include in the year to 31 March 2006 a gain on the disposal of the Bristol & West branch network, restructuring costs associated with the Strategic Transformation Programme and hedge ineffectiveness on transition to IFRS. In the year to 31 March 2005 the cumulative effect of non-core items was a loss of EUR12m which related to the disposal of businesses, restructuring costs, and the special release from the general loan impairment provision.

(2) Operating profit excludes the effect of a 50bps reduction in the discount rate applied to embedded value together with the effect of the mark to market of the embedded value of in-force assets in the Life business.


                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland


John B. Clifford
Group Secretary



Date: 28 March 2006